January 23, 2013

VIA EDGAR TRANSMISSION

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Steven Madden, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 000-23702

Dear Ms. Jenkins

On behalf of Steven Madden, Ltd. (the “Company”), set forth below is our response to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated January 3, 2013 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.   For the Commission’s convenience, the Company has also included the text of your comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 23

Results of Operations, page 26

Year Ended December 31, 2011 vs. Year Ended December 31, 2010, page 26

In response to the Commission’s letter, for each of the comments in the letter we address the comment and when applicable we propose the draft disclosures below as illustrative of the manner in which we will provide explanations and quantify the factors that led to significant year over year changes in management’s discussion and analysis.

1.
Please provide draft disclosure to be included in future filings that provides detailed explanations and quantifies the factors that led to significant year over year changes in management’s discussion and analysis.  Specifically discuss as follows:

January 23, 2013
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant

•
In the Wholesale Footwear Segment, quantify the year over year net sales and margin increases attributable to the recent acquisitions of Cejon and Topline and others versus organic growth in your comparable business segments

Company Response

The Wholesale Footwear segment was impacted by the acquisition of The Topline Corporation as well as transition from our first cost model to wholesale model for Target and Olsenboye® products.  As disclosed in our 10-K, our first cost model earns commissions for serving as a buying agent for footwear products.  These commissions are included net of expense in our “other income” line item in our consolidated statement of income.  Pursuant to a change in terms, at the request of the related customers, the Company will no longer act as the buying agent but will act as a seller and account for the sales and related cost of sales in our consolidated statement of income.   The Company believes that much of the information relating to the transition from first cost to wholesale is already provided in our disclosure.

In response to the Commission’s comment, we would propose to add disclosure in future filings in the nature of the following:

Net Sales generated by the Wholesale Footwear segment was $_______, or ___%, and $636,000, or 66%, of our total net sales for the years ended December 31, 2012 and 2011, respectively.  This reflects a ___% and ___% increase year over year, respectively.  The net increase in 2012 primarily reflects a $_____ , or ___%,  increase in net sales due to the inclusion of net sales from our recently acquired Topline business and from the transition from our first cost model to wholesale model for Target and Olsenboye®.   Excluding sales attributable to Topline and the full year impact of sales transition from first cost model to wholesale model for Target and Olsenboye, organic net sales growth was _____%.  Excluding sales attributable to Topline and the full year impact of sales transition from first cost model to wholesale model for Target and Olsenboye, gross profit margin was_____ %.

Please note that, as otherwise disclosed in the Company’s filings, Cejon, Inc. is a company engaged in marketing and sales of cold weather accessories, fashion scarves, wraps and other trend accessories but not footwear and, as such, the acquisition of Cejon did not impact the Wholesale Footwear segment but will be discussed in the Wholesale Accessories segment disclosure.

January 23, 2013
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant

•	In the Wholesale Footwear Segment and the Wholesale Accessories Segment, specifically discuss why certain Olsenboye and private label products achieve lower margins compared to other products

Company Response

Our  Olsenboye® agreement provides the Company with the right to use the Olsenboye® trademark in connection with the sale of footwear exclusively to J.C. Penney.  Our private label products are sold to mass merchants such as Target, Walmart and Payless.  The acquisition of The Topline Corporation in 2011 expanded our private label distribution.  Private label products in the fashion industry are customarily sold at lower margins compared to other core branded products because, among other reasons, there is value associated with the brand name which does not exist with the private label products.  The private label products generally are sold in greater quantities and there is the potential for economies of scale thereby making these sales profitable despite the lower margin.  We do not believe that increased disclosure in Management’s Discussion and Analysis as to this issue will provide the investor with a greater understanding  as we believe that investors understand that it is common in the industry for branded products to have higher margins.

•
In the Retail Segment, to the extent material, discuss expenses incurred when opening nine stores and closing ten underperforming stores and how these openings and closing impacted margins and income from operations.

Company Response

The majority of the costs that the Company incurs in connection with the opening of new stores is capitalized and amortized over the useful life of the asset or the lease term, whichever is less.  The costs amortized during 2011 for new stores was not material.   For the ten underperforming stores that were closed in 2011, our income was impacted by the write-off of unamortized costs, however as many of these stores were at the end of their lease terms these amounts were not material.    Overall the costs related to our new store openings and our store closings did not have a significant impact on margins or income from operations in 2011.  While we do not believe that additional disclosure in Management’s Discussion and Analysis in our 10-K would have provided the investor with a greater understanding of our 2011 results since the costs were not material, we would include appropriate disclosure in future filings, as the Commission suggests, should these expenses be material.

January 23, 2013
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant

•	Discuss why the Retail Segment overall achieves higher margins compared to wholesale business, explaining how occupancy costs are classified in your retail operations.

Company Response

Our Retail segment product purchases are at the same costs as our Wholesale segment product purchases.  Our Retail segment achieves higher margins as our selling prices, through our own stores, are higher as we sell directly to the consumer and all such products are branded.  Our store occupancy costs, which include rent, are classified as operating expenses and do not impact gross margins.  We do not believe that increased disclosure in Management’s Discussion and Analysis will provide the investor with additional information as it is common in the industry for retail sales to have higher margins.

•	Clarify how you were able to leverage a 15.3% year over year increase in net sales in the retail segment to result in a 123.1% increase in income from operation in 2011 over 2010.

Company Response

As discussed in our 10-K, we had significant sales growth, 13.3% in comparable store sales and 15.3% in total sales year over year in 2011 and a 123.1% increase in operating income, which was the result of:

1.	higher gross margin due to a lot less inventory mark downs, as a result of better sell through of our offerings as compared to the prior year;
2.	lower operating expense as a percentage of sales resulting from sales growth leverage due to the 13.3% comparable sales growth; and
3.	a charge to income in 2010 of $1,750 related to a store closure.

Note A – Summary of Significant Accounting Policies, page F-7

[13] Revenue Recognition, page F-9

January 23, 2013
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant

2.
Your accounts receivable balance tripled from December 31, 2010 to December 31, 2011 and your average collection days increased from 56 to 65 days.  You state on page 24 that collection days increased as a result of growth in your private label and international businesses where many customers have extended payment terms.  Tell us your standard payments terms and extended payment terms (e.g. 30, 60, 90 days) and how much of your accounts receivable balance and sales relate to extended payment terms.  Tell us how you determined that these fees, with extended payment terms, are fixed and determinable and revenue recognition is appropriate.  Also tell us if you are experiencing collectability problems and how much of the December 31, 2011 accounts receivable balance has been collected to date.

Company Response

We consider our accounts receivable balance to include both factored and non-factored sales.   Our accounts receivable balance as of December 31, 2011 was $153.4 million which was slightly over double the amount of our receivable balance as of December 31, 2010 of $70.9 million.  The increase in accounts receivable was attributable to our acquisitions of The Topline Corporation and Cejon, Inc. (which provided us with substantially more private label business), the change of certain of our first cost business to wholesale, and overall growth in our core business.  The Company’s payment terms are in line with industry standard and vary depending on the business segment, customer and/or markets in which we sell and can be 30 days, 45 days or 60 days.  The reference to “extended payment terms” on page 24 of our Annual Report on Form 10-K was intended to convey that the applicable payment terms for private label and international customers are longer than those for other customers and not to reflect a variance from any standard terms.  These terms, in fact, are not an extension of existing payment terms, do not have associated fees and are fully in line with our revenue recognition policy.  Going forward we will continue to apply these payment terms for these business segments, customers and markets.  Substantially all of these receivables have been collected to date.

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In connection with this response, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

January 23, 2013
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant

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The Company welcomes the opportunity to discuss any aspect of this letter with you further.  Should there be questions regarding our responses or should the Staff require additional information, please contact the undersigned at (718) 308-2215 or the Company’s counsel, Michele Vaillant, Esq. of McCarter & English, LLP, at (973) 639-2011.

Very truly yours,

/s/ Arvind Dharia
Arvind Dharia
Chief Financial Officer

cc:  Melissa N. Rocha, Accounting Branch Chief

       Brian McAllister, Staff Accountant